ETHOS ENVIRONMENTAL, INC.

September 8, 2009

Karl Hiller, Branch Chief

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Ethos Environmental, Inc.

Comment Letter dated September 2, 2009

Dear Mr. Hiller:

On behalf of Ethos Environmental, Inc. the (“Company”), please be advised that I am in receipt of your letter dated September 2, 2009.

In response thereto, the Company has, concurrently herewith, amended Item 4.01 of its Form 8-K filed on June 19, 2009 with the Securities & Exchange Commission (the “Commission”) to include disclosure that the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Moore & Associates Chartered (“Moore”) on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation.

In addition, the Company has already discussed the necessary re-audit requirements with M&K CPAS, PLLC (“M&K”), its PCAOB registered auditor.  As such, the Company anticipates that M&K will perform the necessary re-audit for the year ended December 31, 2008 as part of its next Form 10-K filing with the Commission for the year ended December 31, 2009.

In connection with the Company’s responding to the subject letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter shall be filed via the EDGAR system.

Thank you for your courtesies with respect to this matter.

Very truly yours,

/s/ Corey P. Schlossmann

Corey P. Schlossmann, President

Ethos Environmental, Inc.

cc:

Matt Manis @ M&K CPAS, PLLC

Luis Carrillo @ Carrillo Huettel, LLP